

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 13, 2006

via U.S. Mail
David J. Lesar
Chairman, President and Chief Executive Officer
Halliburton Co.
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

> **Re: Halliburton Company**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **File No. 1-03492**
> **Filed April 7, 2006**

Dear Mr. Lesar:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal to Approve Board Policy on Future Severance Agreements, page 31

1.   We note your response to prior comment 1. Revise the preliminary proxy statement to make it clear that the 2.99 limitation applies <u>only</u> to the benefits enumerated in the fourth paragraph. Revise the fifth paragraph to clarify that there are no limitations on amounts to be paid for those items other than the

limitation imposed by the directors' fiduciary duties and exercise of business judgment.

2.   Revise the preliminary proxy statement to provide the following:

- a statement clarifying which of the items delineated amongst the list of items not considered "benefits" are not currently part of the severance agreements provided to current officers; and,

- examples of post-termination covenants other than the covenant not-to-compete.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Bruce Metzinger, Esq.
Halliburton Co.
713-759-2619